NR10-31	September 9, 2010

International Tower Hill Intersects High-Grade Gold Zone and Expands New Olive Zone at Livengood Gold Deposit, Alaska

6.1 metres of 18.2 g/t gold & 10.7 metres @ 1.4 g/t gold in top 30 metres

Other Highlights

MK-RC-0391:  45.7 m @ 1.1 g/t gold in the new Olive Zone

MK-RC-0396:  13.7 m @ 2.1 g/t gold in the new Olive Zone

MK-RC-0402:    9.2 m @ 2.5 g/t gold in top 50 metres – Sunshine Zone

MK-RC-0399:  128 m @ 1.03 g/t gold & 16.8 m @ 1.3 g/t gold – Sunshine Zone

MK-10-53:        103 m @ 1.53 g/t gold – Core Zone

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the results from the latest 17 drill holes completed in its 50,000-metre Summer 2010 Livengood Exploration Program (Table 2).  Highlighted in these latest holes is not only the continued confirmation and expansion of the deposit but the expansion of a shallow, high-grade, northwest trending zone within the Core Zone (MK-RC-405:  6.1m @ 18.2 g/t gold).  This consistent trend of +6 g/t mineralization, which extends for nearly a half a kilometre within the large lower grade deposit, is emerging as one of the key early mining targets for the deposit.  In addition the newly discovered Olive Zone continues to expand to the north (MK-RC-391: 45.7m @ 1.1 g/t gold) and south (MK-RC 396: 13.7m @ 2.1 g/t gold).

Emerging Core Zone High-grade Trend

The high grade intersection in MK-RC-0405 represents the 4th intersection of shallow (less than 50 metres vertically) high grade mineralization along a prominent, half kilometre long, well mineralized, NW trend structural zone (Table 1).  This mineralized trend corresponds to a broad area of late quartz veining which is now emerging as a defined and traceable zone.  While high grade mineralization has been encountered throughout this very large gold deposit, the new infill drilling is beginning to outline a consistent shape to the zone, suggesting that this and other high grade zones may form continuous bodies within the larger lower grade deposit that could be the focus of early mine production and significantly raise the average production grade.  Additional work is planned to investigate the continuity of these and other high grade structures within the deposit and the potential for production selectivity.

Table 1: High grade near surface intersections from NW-trend in the Core Zone at Money Knob.
Holes are ordered from NW to SE along the trend

Drill Hole #	From (m)	To (m)	Length (m)	Gold (g/t)
MK-10-47	55.78	60.35	4.57	7.13
MK-RC-0405	21.34	27.43	6.09	18.19
MK-RC-0062	56.39	57.91	1.52	17.95
MK-RC-0186	38.10	59.44	21.34	6.28

New Olive Zone

Four new holes were returned from the emerging Olive Zone expansion area.  These and previous results highlight a north trending core of high-grade mineralization surrounded by a broad area of low grade.  Mineralization is hosted within the same favourable units as the main deposit to the north.  However, what is encouraging is that the Olive area has no gold in soil anomaly over it and this opens up a large area for exploration to the south of the deposit.  This new resource expansion area remains open and will be the focus of followed up drilling to take place in Fall 2010.

District Exploration

The project has now added a 6th drill to focus on the initial testing of prioritized district scale targets.  This program is on its second hole in the initial target area, with the first hole being lost at 60 metres in strong alteration well above the target horizon.  In addition to the ongoing new discovery drilling, the project is beginning its initial condemnation drilling program and has initiated a year-round work plan to rapidly advance the project.

Infill Drilling Program

The 2010 infill drilling program is a key component in the Livengood pre-feasibility study, and has three main goals: (1) to convert the bulk of the current estimated resource in the mine plan from the indicated and inferred categories to the measured and indicated categories, respectively, (2) to better define the higher grade areas of the deposit, and (3) to extend the deposit at depth, because many of the existing drill holes have ended in mineralization.  To date, the overall comparison of the infill drilling (5 spot pattern) results to the originally modeled 75 metre grid pattern continues to be favourable, with many areas open at depth.  To date, about 50% of the Core and Sunshine Zones have been infill drilled and the Company continues to operate 4 drill rigs on this part of the project (2 RC and 2 core) with a 5th drill dedicated to step out drilling in the main deposit area.  The Company anticipates adding a 7th drill rig (core) to the program shortly.

Table 2: Significant Drill Intercepts, Money Knob Deposit*

(*Intercepts are calculated using a 0.25g/t gold cutoff and a maximum of 3 metres of internal waste)

Drill Hole #	From (metres)	To (metres)	Length (metres)	Gold (g/t)	Zone
MK-RC-0391	109.73	117.35	7.62	1.97	Olive
includes	109.73	112.78	3.05	4.05
	124.97	170.69	45.72	1.09
includes	131.06	134.11	3.05	1.67
includes	137.16	140.21	3.05	4.19
includes	147.83	150.88	3.05	5.09
	173.74	190.50	16.76	0.70
includes	176.78	179.83	3.05	2.53
	220.98	236.22	15.24	0.58
	242.32	274.32	32.00	0.60
	309.37	323.09	13.72	0.75

MK-RC-0392	150.88	156.97	6.09	0.45	Lillian (lost hole)

MK-RC-0393	204.22	219.46	15.24	0.85	Sunshine (infill)
	272.80	298.70	25.90	0.79
includes	291.08	295.66	4.58	2.24

MK-RC-0394	33.53	57.91	24.38	0.44	Core (infill)
	65.53	74.68	9.15	0.73
	79.25	99.06	19.81	0.71
includes	79.25	82.30	3.05	2.21
	126.49	187.45	60.96	0.69
	237.74	245.36	7.62	1.01

MK-RC-0395	96.01	109.73	13.72	0.69	Sunshine (infill)
	117.35	124.97	7.62	0.77
	129.54	140.21	10.67	0.88
	163.07	178.31	15.24	0.84
	205.74	256.03	50.29	0.79
includes	222.50	225.55	3.05	2.64
	320.04	358.14	38.10	0.57

MK-RC-0396	266.70	280.42	13.72	2.06	Olive
includes	277.37	280.42	3.05	7.35
	303.28	313.94	10.66	0.42

MK-RC-0397	28.96	62.48	33.52	0.52	Sunshine (infill)
	74.68	89.92	15.24	0.59
	91.44	120.40	28.96	0.56
includes	94.49	99.06	4.57	1.81
	126.49	185.93	59.44	0.46
	242.32	254.51	12.19	0.51
	269.75	297.18	27.43	0.43
	307.85	315.47	7.62	1.02

MK-RC-0398	1.52	28.96	27.44	0.58	Core (infill)
	48.77	115.82	67.05	0.83
includes	60.96	65.53	4.57	1.93
includes	74.68	77.72	3.04	2.32
includes	85.34	89.92	4.58	1.83
	126.49	172.21	45.72	0.80
includes	126.49	129.54	3.05	1.81
	178.31	216.41	38.10	0.84
includes	184.40	188.98	4.58	2.39
	220.98	239.27	18.29	1.92
includes	220.98	224.03	3.05	4.30
includes	228.60	234.70	6.10	2.28

MK-RC-0399	0.00	128.02	128.02	1.03	Sunshine (infill)
includes	7.62	12.19	4.57	1.97
includes	21.34	24.38	3.04	2.27
includes	33.53	39.62	6.09	2.37
includes	42.67	50.29	7.62	1.63
includes	94.49	97.54	3.05	3.16
	138.68	144.78	6.10	0.91
	161.54	173.74	12.20	0.53
	188.98	205.74	16.76	1.31
includes	188.98	192.02	3.04	3.98
	252.98	259.08	6.10	0.87

MK-RC-0400	4.57	16.76	12.19	1.06	Core (infill)
	21.34	42.67	21.33	0.57
	67.06	74.68	7.62	0.86
	114.30	141.73	27.43	0.50
	147.83	166.12	18.29	0.68
	170.69	188.98	18.29	0.42
	190.50	198.12	7.62	0.75

MK-RC-0400	207.26	219.46	12.20	0.76	Core (infill)
	248.41	254.51	6.10	1.03

MK-RC-0401	301.75	307.85	6.10	0.97	Olive

MK-RC-0402	65.53	74.68	9.15	2.54	Sunshine (infill)
	85.34	108.20	22.86	0.75
includes	67.06	73.15	6.09	3.59
includes	86.87	89.92	3.05	2.27
	112.78	126.49	13.71	0.85
	140.21	150.88	10.67	0.58
	198.12	211.84	13.72	0.52
	219.46	233.17	13.71	0.77
	240.79	251.46	10.67	1.21
includes	245.36	248.41	3.05	3.05
	278.89	329.18	50.29	0.64
includes	306.32	316.99	10.67	1.09
	333.76	352.04	18.28	0.67

MK-RC-0403		no significant intercepts			Lillian

MK-RC-0405	1.52	12.19	10.67	1.41	Core (infill)
	21.34	27.43	6.09	18.19
	79.25	86.87	7.62	1.69
	106.68	121.92	15.24	0.74
	128.02	150.88	22.86	1.29
includes	144.78	149.35	4.57	3.24
	155.45	185.93	30.48	0.82
includes	166.12	170.69	4.57	1.31
	204.22	213.36	9.14	0.64
	219.46	252.98	33.52	0.54
	259.08	274.32	15.24	0.49
	280.42	291.08	10.66	0.47
	295.66	332.23	36.57	0.46

MK-RC-0406	106.68	111.25	4.57	4.58	Sunshine (infill)
	135.64	146.30	10.66	0.90
MK-RC-0406	158.50	170.69	12.19	0.68	Sunshine (infill)
includes	158.50	161.54	3.04	1.76
	178.31	193.55	15.24	0.87
includes	204.22	211.84	7.62	1.63
	199.64	217.93	18.29	0.97
	227.08	269.75	42.67	0.89
includes	242.32	249.94	7.62	1.24
includes	265.18	268.22	3.04	1.97

MK-RC-0407	24.38	41.15	16.77	0.42	Sunshine (infill)
	50.29	57.91	7.62	0.69
	82.30	115.82	33.52	0.98
includes	99.06	106.68	7.62	2.99
	118.87	135.64	16.77	0.66
	140.21	152.40	12.19	0.60
	161.54	169.16	7.62	1.99
includes	163.07	167.64	4.57	3.09
	202.69	220.98	18.29	0.77
includes	205.74	211.84	6.10	1.09
	295.66	309.37	13.71	0.48
	313.94	335.28	21.34	0.39
	338.33	367.28	28.95	0.60
	376.43	426.72	50.29	0.61

MK-RC-0408	227.08	236.22	9.14	1.17	Olive
includes	228.60	231.65	3.05	2.45
	242.32	260.60	18.28	0.50
	326.14	344.42	18.28	0.29

MK-10-56	63.70	67.31	3.61	3.56	Sunshine (infill)
	151.43	159.31	7.88	0.58
	211.05	218.54	7.49	1.23

MK-10-58	31.69	40.14	8.45	1.24	Core (infill)
	60.05	66.14	6.09	1.21
	70.11	173.31	103.20	0.91
includes	109.19	116.50	7.31	1.75
includes	154.84	157.89	3.05	1.84

Sunshine Zone
Northwest
Core Zone
Lillian
Tower
Money Knob
Southwest
Olive
403
392
399
397
10-56
402
395
10-58
400
398
394
405
406
407
393
391
396
401
408
0
0.35
0.7
kilometres
Drill Holes
June 2010 resource (405)
Previously reported (41)
This news release (19)
Drilled, assays pending (49)
Cum. Grade Thickness
50 g/t x m
100 g/t x m
150 g/t x m
200 g/t xm

Figure 1 : Locations of new assay results and current cumulative grade thickness map.
Grade thickness contours are plotted relative to the collar locations shown.

Livengood Project Highlights

  Combined milling/heap leach PEA produced a robust base case economic analysis.  The base case model produced an average of over 500,000 ounces of gold per year for a total of 10.6 million ounces of recovered gold at a 1:1.07 strip ratio (ore to waste) and providing a considerable leverage to the gold price.
  Drilling at the project continues to expand the deposit.  The latest resource estimate (as at June 22, 2010) of 409 Mt at an average grade of 0.83 g/t gold (10.9Moz Indicated) and 94 Mt at an average grade of 0.79 g/t gold (2.4Moz Inferred), both at a 0.5 g/t gold cut-off grade, makes the Livengood project one of the largest new gold discoveries in North America.
  The Core and Sunshine Zones together account for most of the higher grade mineralization (Indicated Resources of 202 Mt at an average grade of 1.07 g/t gold and Inferred Resources of 40 Mt at an average grade of 1.06g/t gold, based on a cut-off grade of 0.70 g/t gold) and will form the basis for starter pit design work.
  Ongoing metallurgical studies are focusing on the potential use of milling with a flotation-gravity circuit, which has returned initial recoveries to a concentrate of 89%, offering significant potential for operational and capital cost savings.  Optimization work is ongoing for these processing alternatives as they have the potential to make a positive impact on project economics.
  The geometry of the currently defined shallowly dipping outcropping deposit has a low strip ratio amenable to low-cost open-pit mining which could support a high production rate and economies of scale.
  No major permitting hurdles have been identified to date.
  The Livengood project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.
  ITH controls 100% of its approximately 145-square-kilometre Livengood land package, which consists of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Return of Capital – International Tower Hill Mines Ltd.

For the information of shareholders of the Company, the Company advises that, on August 26, 2010, the capital of ITH was reduced pursuant to the Plan of Arrangement dated July 8, 2010 by the distribution of common shares in the capital of Corvus Gold Inc.(“Corvus”).  In accordance with section 74 of the Business Corporations Act (B.C.), the board of directors of ITH has determined that the amount by which ITH’s capital was reduced, being the fair market value of the common shares of Corvus as of the time of the distribution, was CAD 0.75 per common share of Corvus, which is the five day volume weighted average price of the Corvus common shares on the TSX for the period ending on September 3, 2010.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release and has approved the disclosure herein.  Mr. Pontius is not independent of ITH, as he is the President and CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101.  He is a member of SME, AusIMM and SAIMM.  Mr. Brechtel is not independent of ITH, as he is the COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company focused on the ongoing development of the advanced, multimillion-ounce gold discovery at Livengood in Alaska.  ITH is committed to the aggressive development of the Livengood Project, thereby giving its shareholders the maximum value for their investment.

On behalf of
International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made regarding Livengood, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.